Exhibit 23.2

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Dart Holding Company Ltd.:
We consent to the incorporation by reference in the registration statement (No. 333-186228) on Form S-8 pertaining to the 2012 Share Incentive Plan of Era Group Inc. and registration statement (No. 333-187166) on Form S-8 pertaining to the 2013 Employee Stock Purchase Plan of Era Group Inc. of our report dated March 7, 2012, with respect to the consolidated statements of income, comprehensive income and retained earnings, and cash flows for the period from August 1, 2011 to December 31, 2011, not included herein, which report appears in the Annual Report on Form 10-K of Era Group Inc. for the year ended December 31, 2013.

/s/ KPMG LLP
Calgary, Canada
March 21, 2014